

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2011

Via E-mail
Brian Meadows
Chief Financial Officer
GLG Life Tech Corporation
Suite 519 World Trade Centre
999 Canada Place
Vancouver, British Columbia
Canada V6C 3E1

> **Re:** **GLG Life Tech Corporation**
> **Form 40-F**
> **Filed March 31, 2011**
> **File No. 001-34556**

Dear Mr. Meadows:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director